# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackstone Private Real Estate Credit and Income Fund, CIK 0002049733
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 345 Park Avenue, 31st Floor, New York, New York (NY), 10154
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001464695
Persons authorized to receive notices and communications: Kevin Michel, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lucie Enns, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- BCRED X Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,989,238.74; shared voting power 0; sole dispositive power 2,989,238.74; shared dispositive power 0; aggregate amount beneficially owned 2,989,238.74 (34% of the class)
- Blackstone Private Credit Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,989,238.74; shared voting power 0; sole dispositive power 2,989,238.74; shared dispositive power 0; aggregate amount beneficially owned 2,989,238.74 (34% of the class)
- Blackstone Private Multi-Asset Credit and Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,793,543.24; shared voting power 0; sole dispositive power 1,793,543.24; shared dispositive power 0; aggregate amount beneficially owned 1,793,543.24 (20.4% of the class)
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Blackstone Credit BDC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Blackstone Alternative Credit Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- GSO Advisor Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,782,781.99; shared voting power 0; sole dispositive power 4,782,781.99; shared dispositive power 0; aggregate amount beneficially owned 4,782,781.99 (54.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: Blackstone Private Real Estate Credit and Income Fund
Address of issuer's principal executive offices: 345 Park Avenue, 31st Floor, New York, New York (NY), 10154
Comment: This Schedule 13D (the "Schedule 13D") relates to the common shares of beneficial interest ("Common Shares") of Blackstone Private Real Estate Credit and Income Fund (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. BCRED X Holdings LLC, a Delaware limited liability company ("BCRED X");

ii. Blackstone Private Credit Fund, a Delaware statutory trust;

iii. Blackstone Private Multi-Asset Credit and Income Fund, a Delaware statutory trust ("BMACX");

iv. Blackstone Private Credit Strategies LLC, a Delaware limited liability company;

v. Blackstone Credit BDC Advisors LLC, a Delaware limited liability company;

vi. Blackstone Alternative Credit Advisors LP, a Delaware limited partnership;

vii. GSO Advisor Holdings L.L.C., a Delaware limited liability company;

viii. Blackstone Holdings I L.P., a Delaware limited partnership;

ix. Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company;

x. Blackstone Inc., a Delaware corporation ("Blackstone");

xi. Blackstone Group Management L.L.C., a Delaware limited liability company; and

xii. Stephen A. Schwarzman, a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of Blackstone is set forth on Schedule I attached hereto as Exhibit 99.2 and is incorporated herein by reference in this Item 2.
Residence or business address:
BCRED X directly holds 2,989,238.741 Common Shares. BMACX directly holds 1,793,543.244 Common Shares. Blackstone Private Credit Fund is the sole member of BCRED X. Blackstone Private Credit Strategies LLC is the investment adviser of Blackstone Private Credit Fund and BMACX. Blackstone Credit BDC Advisors LLC is the sub-adviser of Blackstone Private Credit Fund. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC. GSO Advisor Holdings L.L.C. is the special limited partner of Blackstone Alternative Credit Advisors LP. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The principal business of each of Blackstone Private Credit Fund, BCRED X and BMACX is investing in securities. The principal business of Blackstone Private Credit Strategies LLC is as an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and serving as the investment adviser of Blackstone Private Credit Fund and BMACX. The principal business of Blackstone Credit BDC Advisors LLC is as an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, and serving as the sub-adviser to Blackstone Private Credit Fund. The principal business of Blackstone Alternative Credit Advisors LP is as an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, and performing the functions of, and serving as, managing member of Blackstone Credit BDC Advisors LLC and other affiliated Blackstone entities. The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP.

The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a sole member of Blackstone Private Credit Strategies LLC, GSO Advisor Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

On June 1, 2025, BCRED X and BMACX subscribed for 2,989,238.741 and 1,793,543.244 Common Shares, respectively. The aggregate purchase price for BCRED X's and BMACX's investments were $75,0000,000 and $45,000,000, respectively. BCRED X and BMACX were deemed to acquire the securities on June 23, 2025, when the net asset value of the Common Shares was determined. The source of funds for the purchase of the Common Shares by both BCRED X and BMACX was from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
BCRED X and BMACX acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Common Shares reported herein were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The Reporting Persons' ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Common Shares of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer. When permitted by applicable law, the Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer) and/or may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisers, including legal, financial, regulatory, technical and/or industry advisers, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Blackstone Real Estate Special Situations Advisors L.L.C., an affiliate of Blackstone, acts as the Issuer's investment adviser. Blackstone Real Estate Special Situations Advisors L.L.C. is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Blackstone Real Estate Special Situations Advisors L.L.C. will be responsible for the day-to-day management of the Issuer operating under the direction of the Board of Trustees. All of the Issuer's officers and trustees, other than the Issuer's independent trustees, are employees of Blackstone. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Shares beneficially owned is based on 8,795,536.070 Common Shares outstanding as of June 23, 2025 as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

BCRED X directly holds 2,989,238.741 Common Shares. Blackstone Private Credit Fund is the sole member of BCRED X. Blackstone Private Credit Strategies LLC is the investment adviser of Blackstone Private Credit Fund. Blackstone Credit BDC Advisors LLC is the sub-adviser of Blackstone Private Credit Fund. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC. GSO Advisor Holdings L.L.C. is the special limited partner of Blackstone Alternative Credit Advisors LP. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

BMACX directly holds 1,793,543.244 Common Shares. Blackstone Private Credit Strategies LLC is the investment adviser of BMACX. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Common Shares directly held by BCRED X and BMACX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description
99.1 Joint Filing Agreement by and among the Reporting Persons
99.2 Schedule I - Executive Officers and Directors of Blackstone Inc.

## Signatures
- BCRED X Holdings LLC: /s/ Oran Ebel, Oran Ebel, Chief Legal Officer and Secretary of Blackstone Private Credit Fund, its sole member (06/27/2025)
- Blackstone Private Credit Fund: /s/ Oran Ebel, Oran Ebel, Chief Legal Officer and Secretary (06/27/2025)
- Blackstone Private Multi-Asset Credit and Income Fund: /s/ Kevin Michel, Kevin Michel, Chief Legal Officer (06/27/2025)
- Blackstone Private Credit Strategies LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory (06/27/2025)
- Blackstone Credit BDC Advisors LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director (06/27/2025)
- Blackstone Alternative Credit Advisors LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director (06/27/2025)
- GSO Advisor Holdings L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I L.P. its sole member, Blackstone Holdings I/II GP L.L.C., its GP (06/27/2025)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (06/27/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (06/27/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (06/27/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (06/27/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (06/27/2025)